EXHIBIT 12
Ratio of Earnings to Fixed Charges

	Nine months ended September 30,		Year ended December 31,
	2005	2004	2004	2003	2002		2001	2000
Earnings:
Loss from continuing operations	$(96,717,085)	$(40,179,756)	$(52,063,197)	$(50,700,357)	$(111,526,572)		$(129,394,000)	$(139,793,000)
Income tax expense (benefit)	(9,442,497)	(13,139,384)	3,635,201	844,828	(52,177,022)		(36,644,000)	(54,422,000)
Minority interests in income of subsidiaries	6,822,681	3,514,163	4,866,532	6,541,861	6,520,636		5,517,000	3,903,000
Loss from investment in joint venture	—	—	—	—	184,380,882		69,181,000	50,293,000

Pre tax income before adjustment from minority interests in income of subsidiaries	(99,336,901)	(49,804,977)	(43,561,464)	(43,313,668)	27,197,924		(91,340,000)	(140,019,000)
Minority interests in income of subsidiaries	(6,822,681)	(3,514,163)	(4,866,532)	(6,541,861)	(6,520,636)		(5,517,000)	(3,903,000)
Rental interest factor, which is 1/3 of rental expense	13,516,013	10,645,008	14,688,106	10,507,970	12,863,167		8,369,478	5,232,223
Dividends on mandatorily redeemable preferred stock	21,391,020	25,197,274	32,074,685	30,568,258	—		—	—
Interest expense	184,456,663	161,476,501	219,658,519	138,147,936	108,330,823		129,154,000	122,823,000

Earnings	113,204,114	143,999,643	217,993,314	129,368,635	141,871,278		40,666,478	(15,866,777)

Fixed Charges:
Interest expense	184,456,663	161,476,501	219,658,519	138,147,936	108,330,823		129,154,000	122,823,000
Dividends on mandatorily redeemable preferred stock	21,391,020	25,197,274	32,074,685	30,568,258	—		—	—
Rental interest factor, which is 1/3 of rental expense	13,516,013	10,645,008	14,688,106	10,507,970	12,863,167		8,369,478	5,232,223

Total fixed charges	$219,363,696	$197,318,783	$266,421,310	$179,224,164	$121,193,990		$137,523,478	$128,055,223

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	1.2	X	n/a	n/a
Deficiency	$106,159,582	$53,319,140	$48,427,996	$49,855,529	$—		$96,857,000	$143,922,000